From:	Barolsky, Michael [Michael.Barolsky@thompsonhine.com]
Sent:	Wednesday, May 11, 2011 1:58 PM
To:	Eskildsen, Chad D.
Subject:	AmericaFirst - concentration prohibition language

Hi Chad,

To recap our conversation, can you confirm that the following language is acceptable?:

> As a matter of fundamental policy, the Funds may not:
>
> ....
>
> (g) invest 25% or more of its total assets in a particular industry or group of related industries other than other investment companies. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.
>
> Thanks

_____

Michael D. Barolsky | **Thompson Hine LLP**
312 Walnut Street, 14th Floor | Cincinnati, OH 45202
Office: 513-352-6672 | **Fax:** 513-241-4771
Email: Michael.Barolsky@ThompsonHine.com